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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Gilat Satellite Networks Ltd

(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share

(Title of Class of Securities)

M51474-10-0

(CUSIP Number)

CAROL SHAKED from ISRAEL DISCOUNT BANK LTD. Yehuda Halevi Str. 27 Tel-Aviv Israel TL.972-3-5146569

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..M51474-10-0

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ISRAEL DISCOUNT BANK LTD. 13-1953609
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) : WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization : ISRAEL
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power : 665,518
	8	Shared Voting Power
	9	Sole Dispositive Power : 665,518
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 665,518 Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) : 2.99%
14	Type of reporting person (see Instructions) BK

Item 1.	.Security and Issuer

This Amendment No. 5 ("Amendment No. 5") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated March 14, 2004 filed by the undersigned, relating to the ordinary shares, par value NIS 0.20 per share ("Ordinary Shares"), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the "Company" or "Gilat"), the principal executive offices of which are located at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

This Amendment No. 5 is being filed by the undersigned to report the aggregate sale of 1,168,000 Ordinary Shares by the undersigned.

Item 2.	Identity and Background

(a)	This statement is filed by Israel Discount Bank Limited ("IDBL"). As of March 18, 2004 the State of Israel owns 57.09% of the equity and voting rights of IDBL, Bank Leumi (Through its provident Funds and Mutual Funds) holds 5.22% of the equity and voting rights, Bank Hapoalim (Through its provident Funds and Mutual Funds) holds 6.27% of the equity and voting rights And the remaining shares (31.43%) are held by the public and traded on the Tel-Aviv Stock Exchange

(b)	The address of the principal office of IDBL is 27 Yehuda Halevi Street. Tel-Aviv 65136, Israel

(c)	IDBL is a commercial bank.

The name, citizenship, business address, present principal occupation or employment of each of the executive officers and directors of the reporting person is set forth on Schedule A hereof and incorporated herein by reference.

(d)	Neither IDBL nor, to the best of IDBL's knowledge, no executive officer or director serving today has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	To the best of IDBL's knowledge, neither IDBL nor any of its executive officers or directors has, during the last five years, been party to a civil proceeding of a judical or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	IDBL is organized in Israel.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable

Item 4.	Purpose of Transaction

Sale of assets

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of the Amendment No. 5, IDBL holds 665,518 ordinary shares, representing approximately 2.99% of the Ordinary Shares outstanding.

(b)	IDBL has the power to vote and dispose of all ordinary shares held .

(c)	This Amendment No. 5 is being filed by the undersigned to report the aggregate sale of 1,168,000 Ordinary Shares by the undersigned.

(d)	To the best of IDBL's knowledge no person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the ordinary shares.

(e)	As of march 21,2004 the reporting person has ceased to be the beneficial owner of more than five percent of the ordinary shares of Gilat

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unchanged

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required byss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3)the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 22, 2004

Signature
David Peleg
Vice President

Name/Title:
Carol Shaked
Business Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Name	Citizen- ship	Business Address	Occupation

Arie Mientkavich

Prof. Zvi Adar

Gad Arbel

Nissim Baruch

Ittamar Givton

Elie Goldschmidt

Willi Itzhaki

Yaacov Lifshitz

Yehuda Milo

Dr. Arie Ovadia

Tsippi Samet

David Schlachet

Tida Shamir

Joseph Singer

Noga Yatziv
Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Tel-Aviv University
Recanati Building
Tel-Aviv, Israel
Hashalom Street 96
Mevasseret Zion, Israel
Dubnov Street 13
Jerusalem, Israel
Dereh Menahem Begin 74
Tel- Aviv, Israel
Rotchild Boulevard 73
Tel -Aviv, Israel
Dizengoff Street 158
Tel-Aviv, Israel
Hamery Street 49
Givatayim, Israel
Yanush Korcak Street 17
Raanana, Israel
Ravotzki Street 35
Raanana, Israel
Hatavor Street 13/6
Mevasseret Zion, Israel
Einstein street 40
Tel -Aviv, Israel
Hayezira street 3A
Ramat Gan, Israel
Hayezira Street 3
Ramat Gan, Israel
Arania 23
Tel-Aviv, Israel
Chairman of the Board of IDBL

Member, Faculty of Management, Tel
Aviv University

Economic Financial Adviser

Economic Consultant

Managing Director, Automotive
Equipment Group
Manager and Communications

Attorney

Economist

Economic Consultant

Economic Consultant and University
Lecturer
General Manager

Managing Partner, BIOCOM
(Management) Ltd.
Attorney

Managing Director, Singer & Even Ltd.

Secretary, Israel Corporation Ltd.

page 2 of 2 pages

Name	Citizen- ship	Business Address	Occupation
Giora Offer Dr. Amnon Goldschmidt Reuven Spiegel Ronit Abramson Rokach Nissim Alagem Linda Ben Shoshan Joseph Beressi Israel David Noam Hanegbi Rony Hizkiaho Eli Hoter	Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Yehuda Halevi 17
Tel-Aviv, Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Herzl 160
Tel-Aviv, Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Herzl 160
Tel-Aviv, Israel
Yehuda Halevi 27
Tel-Aviv, Israel
Yehuda Halevi 27
Tel-Aviv, Israel
President & Chief Executive
Officer of IDBL
Senior Executive
Vice President of IDBL
Executive Vice President of IDBL

Executive Vice President of IDBL

Executive Vice President of IDBL

Executive Vice President of IDBL

Executive Vice President & Chief
Accountant of IDBL
Executive Vice President of IDBL

Executive Vice President of IDBL

Executive Vice President of IDBL

Executive Vice President of IDBL